EXHIBIT 12

Federal Home Loan Bank of Boston
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	For the Year Ended December 31,
	2015	2014	2013	2012	2011

Earnings
Income before assessments	$321,646	$167,411	$236,536	$230,184	$188,482
Fixed charges	360,184	346,250	331,805	418,618	460,159

Income before assessments and fixed charges	681,830	513,661	568,341	648,802	648,641

Fixed Charges
Interest expense	359,225	345,327	330,905	417,735	459,013
1/3 of net rent expense (1)	959	923	900	883	1,146

Total fixed charges	$360,184	$346,250	$331,805	$418,618	$460,159

Ratio of earnings to fixed charges	1.89	1.48	1.71	1.55	1.41
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(1) Represents an estimated interest factor.